Exhibit 16.1

Ernst & Young LLP
Suite 1000
One Kennedy Square
777 Woodward Avenue
Detroit, Michigan 48226

January 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated January 24, 2007 of CMS Energy Corporation (CMS Energy), Consumers Energy Company (Consumers) and the Employees’ Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company (the Benefit Plan) and are in agreement with the statements contained in the fourth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrants contained therein.

We have previously submitted to you our letter dated December 5, 2006 responding to the disclosures made in the Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 reporting our dismissal as the independent registered public accounting firm of CMS Energy, Consumers and the Benefit Plan.

/s/ Ernst & Young LLP